Exhibit 99(d)(2)

JOHN HANCOCK CAPITAL SERIES

on behalf of John Hancock U.S. Global Leaders Growth Fund

AMENDMENT TO AMENDED AND RESTATED INVESTMENT MANAGEMENT CONTRACT

AMENDMENT (the “Amendment”) made this     28th    day of March, 2024, to the Amended and Restated Investment Management Contract dated June 30, 2020 (“Agreement”), between John Hancock Capital Series, a Massachusetts business trust (the “Trust”) and John Hancock Investment Management LLC, a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	ADDITION OF FEE AGGREGATION PROVISIONS

Section 4 of the Agreement, “Compensation of the Adviser”, is hereby amended and restated to reflect the addition of the following fee aggregation provisions for John Hancock U.S. Global Leaders Growth Fund and any contrary fee schedule information is hereby superseded.

4. COMPESATION OF THE ADVISER. For all services to be rendered, facilities furnished and expenses paid or assumed by the Adviser as herein provided, the Adviser shall be entitled to a fee, paid monthly in arrears, at an annual rate equal to (i) 0.750% of the average aggregate net asset value of the Fund up to $500 million of average aggregate net assets; (ii) 0.730% of the next $500 million of average aggregate net assets, (iii) 0.710% of the next $1 billion of average aggregate net assets, (iv) 0.700% of the next $3 billion of average aggregate net assets, and (v) 0.650% of the average aggregate net asset value of the Fund in excess of $5 billion.

The “average aggregate net assets” of the Fund shall be determined on the basis set forth in the Fund’s Prospectus or otherwise consistent with the 1940 Act and the regulations promulgated thereunder, which shall include the average net assets of John Hancock U.S. Global Leaders Growth Trust, a series trust of the John Hancock Trust Company Collective Investment Trust. The Adviser will receive a pro rata portion of such monthly fee for any periods in which the Adviser serves as investment adviser to the Fund for less than a full month. On any day that the net asset value calculation is suspended as specified in the Fund’s Prospectus, the net asset value for purposes of calculating the advisory fee shall be calculated as of the date last determined.

In addition, the Adviser may agree not to impose all or a portion of its fee (in advance of the time its fee would otherwise accrue) and/or undertake to make any other payments or arrangements necessary to limit the Fund’s expenses to any level the Adviser may specify. Any fee reduction or undertaking shall constitute a binding modification of this Agreement while it is in effect but may be discontinued or modified prospectively by the Adviser at any time.

2.	EFFECTIVE DATE

The Amendment shall become effective on April 1, 2024, following approval of the Amendment by the Board of Trustees of the Trust.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK CAPITAL SERIES

on behalf of John Hancock U.S. Global Leaders Growth Fund

By:	/s/ Kristie M. Feinberg
Kristie M. Feinberg
President

JOHN HANCOCKINVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Jay Aronowitz
Chief Investment Officer

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